Rule 3.8A

Appendix 3E

SEC FILE #82-1852

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

SUPPL

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Atlas Pacific

Name of entity	ABN
ATLAS SOUTH SA PEARL LIMITED	32 009 220 053

We (the entity) give ASX the following information.

06019345

Information about buy-back

1	Type of buy-back	On market buy-back
2	Date Appendix 3C was given to ASX	25th July 2006

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	*627,774*	*22,200* *
4	Total consideration paid or payable for the shares	*$196,747.41*	*$8,006.67*

* Shares purchased via ADR's on NASDAQ

Dew 12/19

Appendix 3E
Daily share buy-back notice

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: **$0.367** date: 17/10/06 lowest price paid: **$0.300** date: 28/8/06	highest price paid: **$0.36** lowest price paid: **$0.36** highest price allowed under rule 7.33: **$0.36**

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	**3,743,528**

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: **13/12/06**
(~~Director~~/Company secretary)

Print name: **SIMON ADAMS**

+ See chapter 19 for defined terms.

SEC FILE #82-1852

Atlas south sea pearl ACN 009 220 053

SHAREHOLDER UPDATE No. 34 December, 2006


NATURE'S
MOST
PRECIOUS
GIFT


Atlas south sea pearl

Sales staff outside Sanur Showroom

Dear Shareholder,

Welcome to the final update for year 2006 in which we also wish you the very best for the festive season and New Year. This year has been an excellent one for your Company in every respect and we are very pleased to have been in a position to offer a final dividend of 2cents per share. With 2006 establishing such a strong platform for further progress we have very high expectations of a good result for 2007.

CHAIRMAN'S MESSAGE

On behalf of the board, I would like to express my appreciation to everyone in the Company on making a valuable contribution to one of Atlas' most important years. Pearl sales, both whole sale and retail, have been very successful. Production targets from the hatchery, grow-out and pearl culture divisions have all been met or exceeded in a sometimes difficult environment and the Company is well placed to continue to meet our financial and management needs.

All this has been achieved by the committed leadership of Joseph Taylor, Jan Jorgensen and Mark Pieper with the dedicated support of the management team and staff both in Australia and Indonesia. The Company looks to a successful 12 months in 2007.

GEORGE SNOW

Chairman

CORPORATE

Based on our pearl sales to date and the likelihood of further sales during December, we are now anticipating a year end revenue result of over $11 million with an after tax profit exceeding $3 million. As a result of this and our current cash balance, the board has approved a final dividend payment of 2 cents per ordinary share. This dividend is fully franked and will be paid to shareholders on December 8, 2006.

Atlas south sea pearl Limited: 43 York Street, Subiaco, WA 6008.
Tel: +61 8 9380 9444 Fax: +61 8 9380 9970 Email: atlas@atlassouthseapearl.com.au http: www.atlassouthseapearl.com.au

OPERATIONAL



A diver places pearl oysters on the sea bed

Hatchery/Grow-out

The Indonesian grow-out operations have maintained record numbers of oysters and the Company currently has a surplus for seeding in 2007. The new hatchery season has commenced with very positive results at both the North Bali hatchery (Penyabangan) and our joint venture hatchery in Lombok. This is very pleasing as it provides some insurance against any decline in production as a result of possible changes to sea conditions. We are keeping a very watch full eye on this as the climate experts are now saying that El Ninõ is here and likely to prevail through out 2007. In past El Ninõ events our production of juvenile oysters has been effected.



Inside Sanur Showroom

Pearl Farming Activities

We are nearing the end of our 2006 pearl seeding programme and will once again exceed the annual production target of 300,000 oysters seeded. Total seeding for 2006 will be at least 350,000. Our first harvest for 2007 is scheduled for January.

Marketing

Pearlautore International has sold over $A10M in pearls on behalf of Atlas. In addition, more than $500,000 in revenue has been earned through by-product and jewellery sales. Jewellery and pearl sales through our retail ventures in Indonesia were particularly strong in October, helped largely by visiting cruise ships that stopped at our pearl farms. A record $76,000 was sold through the retail outlets in October.

Our new Sanur Showroom is now open and a number of promotional launch activities have been held. Several media articles have appeared about the tourist and retail ventures and these can be found on our website (www.atlassouthseapearl.com.au).

We would like to thank shareholders who have purchased pearls and jewellery from our website. This programme will continue to expand and we hope to make internet trading a significant component of our retail mix. New jewellery designs are being added regularly and we encourage everyone to tell colleagues and friends about the website opportunity.

Research and Development

The first oysters produced as a result of our collaborative research programme with James Cook University have now been seeded. We hope to use the very best of these oysters in our breeding programme next year. We would like to thank the team from James Cook University and in particular Dean Jerry, Brad Evans and Curtis Lind for their support in this excellent project."

CONCLUSION

2006 has been an extremely rewarding year for Atlas south sea pearl and we anticipate an equally exciting year in 2007. Once again, I would like to express our gratitude to you our shareholders that have supported this wonderful venture. On behalf of the entire management and staff of Atlas south sea pearl and PT Cendana Indopearls I would like to wish you all a very merry Christmas and happy New Year.

JOSEPH TAYLOR

Managing Director

Atlas south sea pearl Limited: 43 York Street, Subiaco, WA 6008.
Tel: +61 8 9380 9444 Fax: +61 8 9380 9970 Email: atlas@atlassouthseapearl.com.au http: www.atlassouthseapearl.com.au